

Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in millions)

	For the Years Ended December 31,		
	2008	**2007**	**2006**
Financing revenue			
Operating leases	$ 6,519	$ 6,343	$ 5,608
Retail	3,270	3,475	3,649
Interest supplements and other support costs earned from affiliated companies	4,774	4,592	3,487
Wholesale	1,721	2,132	2,419
Other	133	174	215
Total financing revenue	16,417	16,716	15,378
Depreciation on vehicles subject to operating leases	(9,019)	(6,188)	(5,189)
Interest expense	(7,634)	(8,630)	(7,818)
Net financing margin	(236)	1,898	2,371
Other revenue			
Investment and other income related to sales of receivables (Note 7)	199	391	668
Insurance premiums earned, net (Note 2)	140	169	182
Other income, net	758	1,362	1,019
Total financing margin and other revenue	861	3,820	4,240
Expenses			
Operating expenses	1,548	1,929	2,038
Provision for credit losses (Note 6)	1,769	588	95
Insurance expenses (Note 2)	103	88	154
Total expenses	3,420	2,605	2,287
Income/(Loss) before income taxes	(2,559)	1,215	1,953
Provision for/(Benefit from) income taxes (Note 11)	(1,014)	446	670
Income/(Loss) before minority interests	(1,545)	769	1,283
Minority interests in net income of subsidiaries	0	0	0
Income/(Loss) from continuing operations	(1,545)	769	1,283
Gain on disposal of discontinued operations (Note 14)	9	6	-
Net income/(loss)	$ (1,536)	$ 775	$ 1,283

The accompanying notes are an integral part of the financial statements.





Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	December 31,			
	2008		**2007**	
ASSETS				
Cash and cash equivalents (Note 1)	$	15,473	$	14,137
Marketable securities (Note 3)		8,606		3,155
Finance receivables, net (Note 4)		93,331		111,468
Net investment in operating leases (Note 5)		22,506		29,663
Retained interests in securitized assets (Note 7)		92		653
Notes and accounts receivable from affiliated companies		1,047		906
Derivative financial instruments (Note 13)		3,791		2,811
Assets of held-for-sale operations (Note 14)		214		-
Other assets (Note 9)		5,067		6,230
Total assets	$	150,127	$	169,023
LIABILITIES AND SHAREHOLDER'S INTEREST				
Liabilities				
Accounts payable				
Customer deposits, dealer reserves and other	$	1,781	$	1,837
Affiliated companies		1,015		2,308
Total accounts payable		2,796		4,145
Debt (Note 10)		126,458		139,411
Deferred income taxes		2,668		5,380
Derivative financial instruments (Note 13)		2,145		1,376
Liabilities of held-for-sale operations (Note 14)		56		-
Other liabilities and deferred income (Note 9)		5,438		5,314
Total liabilities		139,561		155,626
Minority interests in net assets of subsidiaries		0		3
Shareholder's interest				
Shareholder's interest		5,149		5,149
Accumulated other comprehensive income		432		1,730
Retained earnings		4,985		6,515
Total shareholder's interest		10,566		13,394
Total liabilities and shareholder's interest	$	150,127	$	169,023

The accompanying notes are an integral part of the financial statements.





Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S INTEREST/EQUITY

(in millions)

	Capital Stock & Paid-in Surplus	Shareholder's Interest	Retained Earnings	Accumulated Other Comprehensive Income/(Loss) Unrealized Gain/(Loss) on Assets	Foreign Currency Translation	Derivative Instruments	Total
Balance at December 31, 2005	$ 5,142	$ -	$ 5,871	$ 155	$ 188	$ 48	$11,404
2006 comprehensive income/(loss) activity:							
Net income/(loss)	-	-	1,283	-	-	-	1,283
Change in value of retained interests in securitized assets (net of tax of $33)	-	-	-	(64)	-	-	(64)
Unrealized gain on marketable securities (net of tax of $9)	-	-	-	12	-	-	12
Less: reclassification adjustment for gains on marketable securities realized in net income (net of tax of $5)	-	-	-	(10)	-	-	(10)
Foreign currency translation	-	-	-	-	523	-	523
Net gain on derivative instruments	-	-	-	-	9	-	9
Less: reclassification adjustment for gains on derivative instruments realized in net income (net of tax of $20)	-	-	-	-	-	(36)	(36)
Total comprehensive income/(loss), net of tax	-	-	1,283	(62)	532	(36)	1,717
Paid-in surplus	7	-	-	-	-	-	7
Cash dividends paid in 2006 and dividend transfer (a)	-	-	(1,363)	-	-	-	(1,363)
Balance at December 31, 2006	$ 5,149	$ -	$ 5,791	$ 93	$ 720	$ 12	$11,765
Adjustment for the adoption of FIN 48 (b)	-	-	(51)	-	-	-	(51)
Conversion of capital stock and paid-in surplus to shareholder's interest	(5,149)	5,149	-	-	-	-	-
2007 comprehensive income/(loss) activity:							
Net income/(loss)	-	-	775	-	-	-	775
Change in value of retained interests in securitized assets (net of tax of $21)	-	-	-	(36)	-	-	(36)
Unrealized gain on marketable securities (net of tax of $2)	-	-	-	3	-	-	3
Less: reclassification adjustment for gains on marketable securities realized in net income (net of tax of $11)	-	-	-	(22)	-	-	(22)
Foreign currency translation	-	-	-	-	974	-	974
Net loss on derivative instruments	-	-	-	-	(2)	-	(2)
Less: reclassification adjustment for gain on derivative instruments realized in net income (net of tax of $7)	-	-	-	-	-	(12)	(12)
Total comprehensive income/(loss), net of tax	-	-	775	(55)	972	(12)	1,680
Balance at December 31, 2007	$ -	$ 5,149	$ 6,515	$ 38	$ 1,692	$ -	$13,394
Adjustment for the adoption of SFAS No. 159 (c)	-	-	6	(6)	-	-	-
2008 comprehensive income/(loss) activity:							
Net income/(loss)	-	-	(1,536)	-	-	-	(1,536)
Change in value of retained interests in securitized assets (net of tax of $18)	-	-	-	(33)	-	-	(33)
Foreign currency translation	-	-	-	-	(1,259)	-	(1,259)
Total comprehensive income/(loss), net of tax	-	-	(1,530)	(39)	(1,259)	-	(2,828)
Balance at December 31, 2008	$ -	$ 5,149	$ 4,985	$ (1)	$ 433	$ -	$10,566

(a) Dividends included the transfer of Ford Credit assets to Ford with a net book value of $13 million in the Third Quarter 2006.

(b) See Note 11 for additional information on Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, Accounting for Income Taxes ("FIN 48").

(c) See Note 1 for additional information on Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 ("SFAS No. 159").

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

		For the Years Ended December 31,				
		2008		**2007**		**2006**
Cash flows from operating activities						
Net income/(loss)	$	(1,536)	$	775	$	1,283
Adjustments to reconcile net income to net cash provided by operations						
Provision for credit losses		1,769		588		95
Depreciation and amortization		9,667		6,778		5,489
Amortization of upfront subvention		(1,278)		-		-
Net gain on sales of finance receivables		-		(5)		(88)
Net change in deferred income taxes		(2,688)		(1,382)		(94)
Net change in other assets		2,539		(288)		915
Net change in other liabilities		124		286		(26)
All other operating activities		531		21		192
Net cash provided by operating activities		9,128		6,773		7,766
Cash flows from investing activities						
Purchases of finance receivables (other than wholesale)		(32,983)		(39,005)		(44,647)
Collections of finance receivables (other than wholesale)		34,594		37,263		35,008
Purchases of operating lease vehicles		(11,230)		(16,517)		(15,275)
Liquidations of operating lease vehicles		7,413		7,808		6,429
Net change in wholesale receivables		3,545		1,986		5,856
Net change in retained interests in securitized assets		281		401		672
Net change in notes receivable from affiliated companies		(184)		148		31
Proceeds from sales of receivables and retained interests		-		697		5,120
Purchases of marketable securities		(23,831)		(8,795)		(19,610)
Proceeds from sales and maturities of marketable securities		18,427		15,974		13,591
Proceeds from sales of businesses		4,413		167		-
Settlements of derivatives		1,342		(188)		178
All other investing activities		65		(422)		16
Net cash provided by/(used in) investing activities		1,852		(483)		(12,631)
Cash flows from financing activities						
Proceeds from issuances of long-term debt		41,720		34,373		45,533
Principal payments on long-term debt		(45,090)		(39,311)		(35,836)
Change in short-term debt, net		(5,433)		86		(6,152)
Cash distributions/dividends paid		-		-		(1,350)
All other financing activities		(352)		(105)		(140)
Net cash (used in)/provided by financing activities		(9,155)		(4,957)		2,055
Effect of exchange rate changes on cash and cash equivalents		(489)		473		343
Total cash flows from continuing operations		1,336		1,806		(2,467)
Cash and cash equivalents, beginning of period	$	14,137	$	12,331	$	14,798
Change in cash and cash equivalents		1,336		1,806		(2,467)
Cash and cash equivalents, end of period	$	15,473	$	14,137	$	12,331
Supplementary cash flow information for continuing operations						
Interest paid	$	7,674	$	8,387	$	7,495
Income taxes paid		2,332		1,898		533

The accompanying notes are an integral part of the financial statements.





Ford Motor Credit Company

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